MADISON FUNDS
550 Science Drive
Madison, Wisconsin 53711
Tele: 608.274.0300; Fax: 608.663.9010

August 13, 2014
BY EDGAR
Ms. Stephanie Hui
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

RE:	Madison Funds (“Trust”) Form N-14/A Registration Statement
(SEC File No. 333-195528)
Dear Ms. Hui:
Filed herewith via EDGAR is a request to withdraw an incorrect amendment filing by the Trust of a Form N-14/A Registration Statement filed on August 6, 2014. In this regard, please be advised as follows:

•	Name and CIK of the Trust: Madison Funds; 0001040612

•	Accession number of the incorrect filing: 0001040612-14-000178

•	EDGAR submission type that should have been used for the incorrect filing: POS EX

•	Description of request: Trust used the wrong EDGAR submission type and will refile using the correct EDGAR submission type.

•	1933 Act number associated with the erroneous filing: 333-195528

* * * *
A correctly tagged submission will be filed shortly. We apologize for the error and appreciate your bringing it to our attention. If you have any questions or comments regarding this filing, please call the undersigned at the telephone number listed above.

Respectfully submitted,
(signature)
W. Richard Mason
                        Chief Compliance Officer and Corporate Counsel